Exhibit 99.7

PRESS RELEASE

Paris, September 15, 2011

Total and Sciences Po cement strategic partnership

On September 7, Total and Institut d’Etudes Politiques (Sciences Po), France’s leading social sciences university, signed a three-year corporate philanthropy agreement covering the period 2011 to 2013. The strategic partnership aims to educate and recruit the best students, regardless of nationality or social background.

Sharing the belief that diversity in recruitment offers invaluable benefits, Total and Sciences Po are pursuing two core commitments:

¡	The Conventions Education Prioritaire[1] (CEP) program, which Total has supported since it was introduced, in particular by recruiting Sciences Po students from diverse backgrounds.

¡	Scholarships for international students[2] demonstrating academic excellence, in particular those enrolled in the Master of Public Affairs program and the new Europe-Africa program at Sciences Po.

As part of the strategic partnership, Total also supports the Center for International Studies and Research (CERI), France’s leading social sciences research center dedicated to international social policy, and actively participates in the Observatoire Mondial des Enjeux et des Risques (OMER), a global observatory that tracks issues and risks in emerging economies.

Today’s agreement tangibly reflects the long-standing close collaboration between Total and Sciences Po. For instance, Total has from the outset supported a number of educational innovations at Sciences Po, such as the CEP program and the Middle East and the Mediterranean program.

[1]	Conventions Education Prioritaire (CEP)

Over the last decade, Sciences Po has implemented an active strategy of diversifying its student body by welcoming increasing numbers of students from high schools in France’s priority education zones, located in deprived areas such as the suburbs of major cities, deindustrialized regions and isolated rural areas.

Launched in 2001, the Conventions Education Prioritaire (CEP) program brings together Sciences Po and more than 85 high schools in priority education zones across France, including the country’s overseas departments and territories. Sciences Po has enrolled 860 high school graduates from these zones in the last ten years. The numbers have risen regularly, from 17 in 2001 to around 130 in 2010 and in 2011.

[2]	International Students at Sciences Po

40% of Sciences Po students are non-French nationals, drawn from 130 countries. At the Masters and Ph.D. levels, Sciences Po continually develops double degrees with the world’s most prestigious universities (including the London School of Economics, Columbia, MGIMO,…) and has 1,200 exchange students. In order to attract the most talented international students, Sciences Po has introduced a system of scholarships for students who demonstrate academic excellence.

About Total:

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com

About Sciences Po:

Sciences Po is a higher education and research institution characterized by a strong internationalization and a highly selective recruitment of students. Sciences Po devotes 37% of its budget to research in economics, law, history, sociology and political science. http://www.sciencespo.fr/en

Facts and figures:

•	10,000 students
•	40% of students have a nationality other than French and come from 130 different countries
•	10 research units
•	26% of students hold scholarships

Media contacts:

Cyril Delhay

Cyril.delhay@sciences-po.fr

Tél : +33 (0) 1 45 49 77 94

Hortense Oury

Hortense.oury@total.com

Tél : +33 (0) 1 47 44 23 34